SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                   FORM 6-K



                       REPORT OF FOREIGN PRIVATE ISSUER



                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         Date of Report: June 12, 2003



                                   BIORA AB

                            SE-205 12 Malmo, Sweden



                        Telephone: (011) 46-40-32-13-33



         Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  |X|  Form 20-F                            |_|  Form 40-F


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  |_|  Yes                                  |X|  No


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         Not applicable.



         This Form 6-K consists of a Press Release dated June 12, 2003 regarding the compulsory acquisition of Biora AB Ordinary Shares by Straumann Holdings AG.

Press release from Biora AB (publ), June 12, 2003

No 11/03                                                   FOR IMMEDIATE RELEASE


COMPULSORY ACQUISITION OF BIORA AB ORDINARY SHARES.


Straumann AG Holdings ("Straumann") has announced that it has acquired approximately 91 percent of the Ordinary Shares of Biora AB pursuant to its public offer. Straumann has called for the compulsory acquisition of the remaining outstanding Biora Ordinary Shares. Accordingly, the Biora Board has decided to refer the compulsory acquisition matter to an arbitration board. The Board of Biora has also decided to submit an application for de-listing Biora's Ordinary Shares from the "O-list" of the Stockholm Stock Exchange ("SSE"). Information regarding the last trading day for Biora's Ordinary Shares on the SSE will be announced at a later date.

Malmo, June 12th 2003
The Board of Biora AB
Per Wahlstrom, Chairman of the Board



Biora develops manufactures and sells biotechnology-based products to dentists. Its principal product, Emdogain(R)Gel, which is approved for sale in Europe, North America and Japan among others, naturally regenerates tooth-supporting structure that the tooth has lost due to periodontitis. Biora's shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden. This press release may contain certain forward-looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.

__________________________________________________________
For further information, please contact:
- Svante Lundell, CFO and Investor Relations, Biora +46-70 532 30 65
- Per Wahlstrom, Chairman of the Board, Biora, tel: +46- 70-591 39 29
- http://www.biora.com


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                    BIORA AB


Dated: June 12, 2003                                By:  /s/  Svante Lundell
                                                         ----------------------
                                                         Svante Lundell
                                                         Chief Financial Officer